                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                      OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-7629


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HOUSTON INDUSTRIES INCORPORATED

                                 SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOUSTON INDUSTRIES INCORPORATED

                                5 POST OAK PARK
                             4400 POST OAK PARKWAY
                             HOUSTON, TEXAS 77027

                               TABLE OF CONTENTS
                               -----------------

Independent Auditors' Report                                     Page  1

Financial Statements:

     Houston Industries Incorporated Savings Plan:

          Statement of Net Assets Available for Benefits,
          December 31, 1994                                      Page  2

          Statement of Net Assets Available for Benefits,
          December 31, 1993                                      Page  3

          Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1994          Page  4

          Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1993          Page  5

     KBLCOM Incorporated Savings Plan:

          Statement of Net Assets Available for Benefits,
          March 31, 1994                                         Page  6

          Statement of Net Assets Available for Benefits,
          December 31, 1993                                      Page  7

          Statement of Changes in Net Assets Available for
          Benefits for the Period January 1, 1994 Through
          March 31, 1994                                         Page  8

          Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1993          Page  9

     Houston Industries Incorporated Savings Plan and
     KBLCOM Incorporated Savings Plan:

          Notes to Financial Statements for the Years Ended
          December 31, 1994 and 1993                             Page 10

Supplemental Schedules:

     Houston Industries Incorporated Savings Plan:

          Supplemental Schedule of Investments,
          December 31, 1994 (Item 27a)                           Page 18

     Houston Industries Incorporated Savings Plan and
     KBLCOM Incorporated Savings Plan:

          Supplemental Schedule of Assets Purchased and Sold
          for the Year Ended December 31, 1994 (Item 27a)        Page 21

          Supplemental Schedule of 5% Reportable Transactions
          for the Year Ended December 31, 1994 (Item 27d)        Page 22

     Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

Houston Industries Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying financial statements of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1994 and 1993 and for the years then ended and of the KBLCOM Incorporated Savings Plan (the "KBLCOM Plan") as of March 31, 1994 and December 31, 1993, and for the period from January 1, 1994 through March 31, 1994 and for the year ended December 31, 1993, listed in the Table of Contents. These financial statements are the responsibility of the Plan's and the KBLCOM Plan's managements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and of the KBLCOM Plan as of March 31, 1994 and December 31, 1993, and the changes in net assets available for benefits of the Plan for the years ended December 31, 1994 and 1993 and of the KBLCOM Plan for the period from January 1, 1994 through March 31, 1994 and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) the Plan's investments as of December 31, 1994, (2) the Plan's and KBLCOM Plan's assets purchased and sold for the year ended December 31, 1994, and (3) the Plan's and KBLCOM Plan's 5% reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's and KBLCOM Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP

Houston, Texas
June 16, 1995

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1994

                                                       PARTICIPANT INVESTMENT FUNDS
                             ---------------------------------------------------------------------------------
                                             ALLOCATED
                                   A           ESOP           B             C            D           TOTAL
                             -------------  -----------  ------------  -----------  -----------  -------------
ASSETS

INVESTMENTS

  Common Stock               $268,973,203   $60,841,230                                          $329,814,433
  Mutual Funds                                           $ 64,942,949                              64,942,949
  Common/Collective Trusts                                 56,461,843  $   540,934                 57,002,777
  U.S. Government
   Obligations                                                           4,728,927                  4,728,927
  U.S. Government Agencies                                                 744,504                    744,504
  Corporate Bonds and Notes                                              4,699,721                  4,699,721
  Cash Equivalents              2,749,029       698,021       752,965    3,771,954  $15,666,542    23,638,511
                             ------------   -----------  ------------  -----------  -----------  ------------

     Total                    271,722,232    61,539,251   122,157,757   14,486,040   15,666,542   485,571,822
                             ------------   -----------  ------------  -----------  -----------  ------------
PARTICIPANT LOANS              15,683,437                  11,311,466    1,615,814    3,262,725    31,873,442
                             ------------   -----------  ------------  -----------  -----------  ------------
RECEIVABLES

  Dividends and Interest        5,685,342     1,318,875         9,199      233,425       81,654     7,328,495
  Fund Transfers               (2,009,754)                  1,125,023      207,255      677,476
  Contributions
     Employers                                1,518,933                                             1,518,933
     Participants                 784,911                     760,682      118,510      120,783     1,784,886
                             ------------   -----------  ------------  -----------  -----------  ------------
     Total                      4,460,499     2,837,808     1,894,904      559,190      879,913    10,632,314
                             ------------   -----------  ------------  -----------  -----------  ------------
CASH                                 461              1                          1            1           464
                             ------------   -----------  ------------  -----------  -----------  ------------
TOTAL ASSETS                  291,866,629    64,377,060   135,364,127   16,661,045   19,809,181   528,078,042
                             ------------   -----------  ------------  -----------  -----------  ------------
LIABILITIES

PAYABLES

  Administrative Expenses                                      42,180       11,822                     54,002
  Contribution Refunds                593                         350                                     943
  ESOP Loans from Company
                             ------------   -----------  ------------  -----------  -----------  ------------
TOTAL LIABILITIES                     593                      42,530       11,822                     54,945
                             ------------   -----------  ------------  -----------  -----------  ------------
NET ASSETS AVAILABLE FOR
BENEFITS                     $291,866,036   $64,377,060  $135,321,597  $16,649,223  $19,809,181  $528,023,097
                             ============   ===========  ============  ===========  ===========  ============

                                UNALLOCATED
                                   ESOP           TOTAL
                               ------------   ------------

ASSETS

INVESTMENTS

  Common Stock                 $276,817,401   $606,631,834
  Mutual Funds                                  64,942,949
  Common/Collective Trusts                      57,002,777
  U.S. Government
   Obligations                                   4,728,927
  U.S. Government Agencies                         744,504
  Corporate Bonds and Notes                      4,699,721
  Cash Equivalents                   80,870     23,719,381
                               ------------   ------------
     Total                      276,898,271    762,470,093
                               ------------   ------------
PARTICIPANT LOANS                               31,873,442
                               ------------   ------------
RECEIVABLES

  Dividends and Interest          5,811,977     13,140,472
  Fund Transfers
  Contributions
     Employers                                   1,518,933
     Participants                                1,784,886
                               ------------   ------------
     Total                        5,811,977     16,444,291
                               ------------   ------------
CASH                                                   464
                               ------------   ------------
TOTAL ASSETS                    282,710,248    810,788,290
                               ------------   ------------
LIABILITIES

PAYABLES

  Administrative Expenses                           54,002
  Contribution Refunds                                 943
  ESOP Loans from Company       313,207,321    313,207,321
                               ------------   ------------
TOTAL LIABILITIES               313,207,321    313,262,266
                               ------------   ------------
NET ASSETS AVAILABLE FOR
BENEFITS                       $(30,497,073)  $497,526,024
                               ============   ============


                       See notes to financial statements.

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993

                                                       PARTICIPANT INVESTMENT FUNDS
                            ----------------------------------------------------------------------------
                                          ALLOCATED                                                       UNALLOCATED
                                 A          ESOP          B            C            D          TOTAL          ESOP          TOTAL
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
ASSETS

INVESTMENTS

  Common Stock              $315,880,671 $53,039,534                                        $368,920,205  $396,128,034  $765,048,239
  Mutual Funds                                       $ 55,123,859                             55,123,859                  55,123,859
  Common/Collective Trusts                             52,346,554                             52,346,554                  52,346,554
  U.S. Government
   Obligations                                                    $ 3,240,827                  3,240,827                   3,240,827
  U.S. Government Agencies                                          5,594,623                  5,594,623                   5,594,623
  Corporate Bonds and Notes                                         5,004,642                  5,004,642                   5,004,642
  Cash Equivalents             2,704,513     656,133    1,985,455     609,929  $13,377,022    19,333,052     3,896,119    23,229,171
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
    Total                    318,585,184  53,695,667  109,455,868  14,450,021   13,377,022   509,563,762   400,024,153   909,587,915
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
PARTICIPANT LOANS             13,411,434                9,160,250   1,186,568    2,835,124    26,593,376                  26,593,376
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
RECEIVABLES

  Dividends and Interest       4,987,848     836,798    2,078,791     201,197       38,872     8,143,506     6,247,881    14,391,387
  Contributions
    Employers                              1,335,002                                           1,335,002                   1,335,002
    Participants                 570,924                  538,003      70,575       74,221     1,253,723                   1,253,723
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
    Total                      5,558,772   2,171,800    2,616,794     271,772      113,093    10,732,231     6,247,881    16,980,112
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
CASH                                   1                  200,001                                200,002                     200,002
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
TOTAL ASSETS                 337,555,391  55,867,467  121,432,913  15,908,361   16,325,239   547,089,371   406,272,034   953,361,405
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
LIABILITIES

PAYABLES

  Forfeits to ESOP                 5,267                                                           5,267                       5,267
  Administrative Expenses                                  40,727      11,191                     51,918                      51,918
  ESOP Loans from Company                                                                                  332,488,713   332,488,713
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
TOTAL LIABILITIES                  5,267                   40,727      11,191                     57,185   332,488,713   332,545,898
                            ------------ ----------- ------------ -----------  -----------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR
 BENEFITS                   $337,550,124 $55,867,467 $121,392,186 $15,897,170  $16,325,239  $547,032,186  $ 73,783,321  $620,815,507
                            ============ =========== ============ ===========  ===========  ============  ============  ============

                      See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                            PARTICIPANT INVESTMENT FUNDS
                               --------------------------------------------------------------------------------------
                                                ALLOCATED
                                     A            ESOP            B              C             D           TOTAL
                               ------------   ------------   ------------   -----------   -----------   ------------
INVESTMENT INCOME
  Dividends
     Common Stock              $ 21,742,169   $  4,535,543                                              $ 26,277,712
     Mutual Funds                                            $  3,447,633                                  3,447,633
  Interest                          206,043         42,446        200,247   $ 1,031,654   $   647,944      2,128,334

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS            (79,958,646)   (13,430,186)    (3,605,290)   (1,407,712)                 (98,401,834)
                               ------------   ------------   ------------   -----------   -----------   ------------
  Total                         (58,010,434)    (8,852,197)        42,590      (376,058)      647,944    (66,548,155)
                               ------------   ------------   ------------   -----------   -----------   ------------
CONTRIBUTIONS
  Participants                   15,638,023                    15,629,431     2,008,895     2,129,670     35,406,019
  Employers
     Allocations of ESOP
      Stock                                     15,851,643                                                15,851,643
     Cash                                        2,632,196                                                 2,632,196
  ESOP Contributions
                               ------------   ------------   ------------   -----------   -----------   ------------
     Total                       15,638,023     18,483,839     15,629,431     2,008,895     2,129,670     53,889,858
                               ------------   ------------   ------------   -----------   -----------   ------------
INTEREST ON PARTICIPANT LOANS       915,360                       871,931        92,782       134,926      2,014,999
                               ------------   ------------   ------------   -----------   -----------   ------------
FUND TRANSFERS
  From Affiliate Plan             5,501,379                     2,158,616       632,735       702,695      8,995,425
  (To) From Other Funds            (367,413)       (59,325)       444,450      (771,905)      754,193
                               ------------   ------------   ------------   -----------   -----------   ------------
  Total                           5,133,966        (59,325)     2,603,066      (139,170)    1,456,888      8,995,425
                               ------------   ------------   ------------   -----------   -----------   ------------
ADMINISTRATIVE EXPENSES                                          (218,128)      (67,153)      (17,903)      (303,184)
                               ------------   ------------   ------------   -----------   -----------   ------------
BENEFIT PAYMENTS                 (9,361,003)    (1,062,724)    (4,999,479)     (767,243)     (867,583)   (17,058,032)
                               ------------   ------------   ------------   -----------   -----------   ------------
INTEREST ON ESOP LOANS
                               ------------   ------------   ------------   -----------   -----------   ------------
INCREASE (DECREASE) IN NET
 ASSETS
AVAILABLE FOR BENEFITS          (45,684,088)     8,509,593     13,929,411       752,053     3,483,942    (19,009,089)
                               ------------   ------------   ------------   -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS:
  BEGINNING OF YEAR             337,550,124     55,867,467    121,392,186    15,897,170    16,325,239    547,032,186
                               ------------   ------------   ------------   -----------   -----------   ------------
  END OF YEAR                  $291,866,036   $ 64,377,060   $135,321,597   $16,649,223   $19,809,181   $528,023,097
                               ============   ============   ============   ===========   ===========   ============

                                 UNALLOCATED
                                    ESOP            TOTAL
                                -------------   -------------
INVESTMENT INCOME
  Dividends
     Common Stock               $  23,885,757   $  50,163,469
     Mutual Funds                                   3,447,633
  Interest                             80,729       2,209,063

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS              (99,744,654)   (198,146,488)
                                -------------   -------------
  Total                           (75,778,168)   (142,326,323)
                                -------------   -------------
CONTRIBUTIONS
  Participants                                     35,406,019
  Employers
     Allocations of ESOP
      Stock                       (15,851,643)
     Cash                                           2,632,196
  ESOP Contributions               19,224,425      19,224,425
                                -------------   -------------
     Total                          3,372,782      57,262,640
                                -------------   -------------
INTEREST ON PARTICIPANT LOANS                       2,014,999
                                -------------   -------------
FUND TRANSFERS
  From Affiliate Plan                               8,995,425
  (To) From Other Funds
                                -------------   -------------
  Total                                             8,995,425
                                -------------   -------------
ADMINISTRATIVE EXPENSES                              (303,184)
                                -------------   -------------
BENEFIT PAYMENTS                                  (17,058,032)
                                -------------   -------------
INTEREST ON ESOP LOANS            (31,875,008)    (31,875,008)
                                -------------   -------------
INCREASE (DECREASE) IN NET
ASSETS
AVAILABLE FOR BENEFITS           (104,280,394)   (123,289,483)
                                -------------   -------------
NET ASSETS AVAILABLE FOR
BENEFITS:
  BEGINNING OF YEAR                73,783,321     620,815,507
                                -------------   -------------
  END OF YEAR                   $ (30,497,073)  $ 497,526,024
                                =============   =============

                       See notes to financial statements.

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1993

                                                    PARTICIPANT INVESTMENT FUNDS
                       -------------------------------------------------------------------------------
                                      ALLOCATED                                                          UNALLOCATED
                              A          ESOP           B            C            D           TOTAL         ESOP         TOTAL
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
INVESTMENT INCOME
  Dividends
    Common Stock       $ 24,090,174  $ 3,527,272                                          $ 27,617,446  $ 31,767,683  $ 59,385,129
    Mutual Funds                                  $  3,047,644                               3,047,644                   3,047,644
  Interest                  168,074       17,005       143,475  $   994,153  $   435,955     1,758,662        82,156     1,840,818

NET APPRECIATION
IN FAIR VALUE OF
INVESTMENTS              11,153,454    1,846,143    12,307,693       28,643                 25,335,933    14,644,259    39,980,192
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
    Total                35,411,702    5,390,420    15,498,812    1,022,796      435,955    57,759,685    46,494,098   104,253,783
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
CONTRIBUTIONS
  Participants           14,294,697                 13,559,271    1,757,726    2,069,571    31,681,265                  31,681,265
  Employers
    Allocations of ESOP
      Stock                           13,298,087                                            13,298,087   (13,298,087)
    Cash                               3,159,045                                             3,159,045                   3,159,045
  ESOP Contributions                                                                                       5,508,457     5,508,457
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
    Total                14,294,697   16,457,132    13,559,271    1,757,726    2,069,571    48,138,397    (7,789,630)   40,348,767
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
INTEREST ON PARTICIPANT
LOANS                       849,938                    775,491       85,996      134,680     1,846,105                   1,846,105
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------

FUND TRANSFERS
  (To) From Affiliate
   Plan                     (53,937)     (42,200)       22,579       (2,173)     (29,943)     (105,674)                   (105,674)
  (To) From Other
   Funds                    881,756      (10,860)      523,320       76,173   (1,470,389)
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
    Total                   827,819      (53,060)      545,899       74,000   (1,500,332)     (105,674)                   (105,674)
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
ADMINISTRATIVE EXPENSES                               (211,859)     (63,875)     (30,818)     (306,552)                   (306,552)
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
BENEFIT PAYMENTS        (13,351,636)    (894,186)   (5,859,806)    (828,391)    (936,458)  (21,870,477)                (21,870,477)
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
INTEREST ON ESOP LOANS                                                                                   (32,389,519)  (32,389,519)
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS   38,032,520   20,900,306    24,307,808    2,048,252      172,598    85,461,484     6,314,949    91,776,433
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR     299,517,604   34,967,161    97,084,378   13,848,918   16,152,641   461,570,702    67,468,372   529,039,074
                       ------------  -----------  ------------  -----------  -----------  ------------  ------------  ------------
  END OF YEAR          $337,550,124  $55,867,467  $121,392,186  $15,897,170  $16,325,239  $547,032,186  $ 73,783,321  $620,815,507
                       ============  ===========  ============  ===========  ===========  ============  ============  ============

                      See notes to financial statements.

                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                MARCH 31, 1994

                                                       PARTICIPANT INVESTMENT FUNDS
                                             -----------------------------------------------
                                                 A            B            C            D          TOTAL
                                             --------     --------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS            $      0     $      0     $      0     $      0     $      0
                                             ========     ========     ========     ========     ========


                      See notes to financial statements.

                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993



                                                          PARTICIPANT INVESTMENT FUNDS
                                             -------------------------------------------------------     ----------
                                                  A              B             C              D            TOTAL
                                             ----------     ----------     ----------     ----------     ----------
ASSETS

INVESTMENTS
  Common Stock                               $4,774,406                                                  $4,774,406
  Mutual Funds                                              $1,388,334                                    1,388,334
  Common/Collective Trusts                                     407,342     $544,432                         951,774
  Cash Equivalents                              235,759         47,709       14,480       $571,740          869,688
                                             ----------     ----------     --------       --------       ----------
    Total                                     5,010,165      1,843,385      558,912        571,740        7,984,202
                                             ----------     ----------     --------       --------       ----------
PARTICIPANT LOANS                               226,410        199,919       40,936        100,605          567,870
                                             ----------     ----------     --------       --------       ----------
RECEIVABLES
  Dividends and Interest                         76,406         58,268          187          1,652          136,513
  Contributions
    Employers                                    78,874                                                      78,874
    Participants                                 97,655         43,095       24,814         19,498          185,062
                                             ----------     ----------     --------       --------       ----------
    Total                                       252,935        101,363       25,001         21,150          400,449
                                             ----------     ----------     --------       --------       ----------
CASH                                             11,869         13,949        7,886          9,200           42,904
                                             ----------     ----------     --------       --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS            $5,501,379     $2,158,616     $632,735       $702,695       $8,995,425
                                             ==========     ==========     ========       ========       ==========

                      See notes to financial statements.

                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             FOR THE PERIOD JANUARY 1, 1994 THROUGH MARCH 31, 1994


                                                          PARTICIPANT INVESTMENT FUNDS
                                             -------------------------------------------------------     ----------
                                                  A              B             C              D            TOTAL
                                             ----------     ----------     ----------     ----------     ----------
FUND TRANSFERS
  To Houston Industries Incorporated
    Savings Plan                            $(5,501,379)    $(2,158,616)   $(632,735)     $(702,695)     $(8,995,425)
                                            -----------     -----------    ---------      ---------      -----------
DECREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                                 (5,501,379)     (2,158,616)    (632,735)      (702,695)      (8,995,425)

NET ASSETS AVAILABLE FOR BENEFITS:
  January 1, 1994                             5,501,379       2,158,616      632,735        702,695        8,995,425
                                            -----------     -----------    ---------      ---------      -----------
  March 31, 1994                            $         0     $         0    $       0      $       0      $         0
                                            ===========     ===========    =========      =========      ===========

                      See notes to financial statements.

                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                               PARTICIPANT INVESTMENT FUNDS
                                      ----------------------------------------------
                                           A            B           C          D         TOTAL
                                      -----------  -----------  ---------  ---------  ----------
INVESTMENT INCOME
   Dividends
       Common Stock                   $  311,663                                      $  311,663
       Mutual Funds                                $   91,611                             91,611
   Interest                               13,769        6,389   $  9,737   $ 18,289       48,184

NET APPRECIATION IN FAIR VALUE OF
INVESTMENTS                              159,290      166,154     15,954                 341,398
                                      ----------   ----------   --------   --------   ----------
       Total                             484,722      264,154     25,691     18,289      792,856
                                      ----------   ----------   --------   --------   ----------
CONTRIBUTIONS
   Participants                          922,349      512,379    223,529    185,596    1,843,853
   Employers                             744,947                                         744,947
                                      ----------   ----------   --------   --------   ----------
       Total                           1,667,296      512,379    223,529    185,596    2,588,800
                                      ----------   ----------   --------   --------   ----------
INTEREST ON PARTICIPANT LOANS             15,345       12,986      3,049      3,043       34,423
                                      ----------   ----------   --------   --------   ----------
FUND TRANSFERS
   (To) From HI Savings Plan              96,137      (22,579)     2,173     29,943      105,674
   (To) From Other Funds                 (17,265)      83,709      5,477    (71,921)
                                      ----------   ----------   --------   --------   ----------
       Total                              78,872       61,130      7,650    (41,978)     105,674
                                      ----------   ----------   --------   --------   ----------
BENEFIT PAYMENTS                        (253,722)    (134,077)   (47,021)   (64,111)    (498,931)
                                      ----------   ----------   --------   --------   ----------
INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                           1,992,513      716,572    212,898    100,839    3,022,822

NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                   3,508,866    1,442,044    419,837    601,856    5,972,603
                                      ----------   ----------   --------   --------   ----------
   END OF YEAR                        $5,501,379   $2,158,616   $632,735   $702,695   $8,995,425
                                      ==========   ==========   ========   ========   ==========

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                                      AND
                        KBLCOM INCORPORATED SAVINGS PLAN
                        ================================

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
                 ----------------------------------------------

1. ACCOUNTING POLICIES

   In accordance with the provisions of the Houston Industries Incorporated Savings Plan (Plan) and the KBLCOM Incorporated Savings Plan (KBLCOM Plan), the financial records of the Plan and the KBLCOM Plan are generally kept and the valuations of accounts of participating employees (Participants) are determined on the cash basis. The accompanying financial statements of the Plan and the KBLCOM Plan are presented on the accrual basis and, accordingly, memorandum entries have been made to the accounting records of the Plan and the KBLCOM Plan to reflect the accrual of dividends and interest earned but not received and administrative expenses incurred but not paid. Dividend income for the year ended December 31, 1993 includes five quarterly dividends of $0.75 per share due to a change in the timing of Houston Industries Incorporated's Board of Directors' declaration of dividends. Dividend payout was $3.00 per share in 1994 and 1993.

   The Plan and the KBLCOM Plan recognize net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the last recorded sales price. Fair value for mutual funds is determined using net asset value. Fair value for common/collective trusts is determined using unit values as reported by the common/collective trusts' sponsors.

2. SUMMARY OF THE PLAN

   The Savings Plan of Houston Industries Incorporated (HII Plan) was amended and restated effective January 1, 1994. Pursuant to such amendment and restatement, the KBLCOM Plan was merged with and consolidated into the HII Plan, the merged plan being the Plan. The assets of the KBLCOM Plan became assets of the Plan. The Plan was also amended by three amendments effective on various dates in 1994. The effects of such amendments are described in the remainder of this note.

Investment Program
- ------------------

   The Plan has four investment funds, Funds A, B, C and D (Funds), as follows:

FUND A: Invested and reinvested in shares of common stock of Houston Industries Incorporated (Company).

FUND B: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in equity securities and/or real estate.

FUND C: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in income-producing debt securities.

FUND D: Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds and any common, collective, group or commingled trust fund that invests primarily in, (i) money market or other short-term investments or (ii) annuity or investment contracts with life insurance companies or other financial institutions under which certain guaranteed interest is provided and a repayment of the principal amount is guaranteed.

   Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) and the ESOP Trustee (as hereinafter defined) may temporarily hold funds uninvested or in short-term investments.

   The assets of the Plan are held in trust by Texas Commerce Bank National Association (Trustee) and State Street Bank and Trust Company (ESOP Trustee). The Benefits Committee (Committee), appointed by the Board of Directors of the Company as the administrator of the Plan, has appointed independent investment managers to manage all or a portion of the assets of Funds B, C and D. The investment manager for Fund D was terminated by the Committee in 1993, and the Trustee began managing the assets of Fund D. The Committee has also retained an investment consultant to provide investment advice with respect to Funds B, C and D. The fees charged by the investment managers and the consultant are paid by the Trustee out of Funds B, C and D.

   A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the employer (Employer Contributions), in 10% increments in any/or all of the four Funds. Prior to April 6, 1994, a Participant could invest his contributions either 100% in any one Fund or 50% in any two Funds.

   In 1994 and 1993, all Employer Contributions to the Plan were invested in the ESOP (as hereinafter defined). In 1993 all Employer Contributions to the KBLCOM Plan were invested in Fund A.

Employee Stock Ownership Plan
- -----------------------------

   In October 1990, the Plan was amended and restated to add an employee stock ownership component (ESOP) to the Plan. In connection with the ESOP, the Company also executed an ESOP Trust Agreement (ESOP Trust) between the Company and the ESOP Trustee.

   The ESOP is a funding mechanism for a portion of the Employer Contributions to the Plan. The ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 9,381,092 shares at a cost of approximately $350 million. At December 31, 1994 and 1993, the balance of the Loans was approximately $313 million and $332 million, respectively. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years. Although prepayments of principal are permitted, no principal repayments are required until 1997.

   The Company makes periodic cash contributions to the unallocated ESOP (ESOP Contributions). The ESOP Contributions, together with the earnings received by the ESOP Trustee, are used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are allocated to Participants' accounts as Employer Contributions. No allocated shares serve as collateral for the Loans. In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market.

   That portion of the ESOP which has been allocated to Participants (Allocated
ESOP) as Employer Contributions and that portion of the ESOP which has not been allocated to Participants (Unallocated ESOP) are presented separately in the financial statements.

Funding
- -------

   Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan (Employers). Each Participant may contribute to the Plan annually an amount equal to any whole percentage, up to and including 6% of his total compensation. In 1994 and 1993, this amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and After-tax Contributions (as hereinafter defined), provided that the total amount contributed was less than or equal to 6% of the Participant's compensation. Participants who are employed by KBLCOM Incorporated (KBLCOM) or one of its subsidiaries (KBLCOM Participants) are not permitted to make After-tax Contributions. Employer Contributions are in an amount equal to 70% of Participants' Basic Contributions, except in 1993, KBLCOM Participants received Employer Contributions equal to 50% of Partcipant's Basic Contributions.

   In 1994 and 1993, each Participant, except KBLCOM Participants, could make excess contributions annually to the Plan in an amount equal to any whole percentage up to and including 10% of his total compensation. This amount, referred to as the Participant's "Excess Contributions", could be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed was less than or equal to 10% of the Participant's compensation. KBLCOM Participants' excess contributions must be Pre-tax Contributions and are limited to an amount equal to any whole percentage up to and including 4% of his total compensation. Employers do not match excess contributions.

   In 1994 and 1993, Participants could make their contributions to the Plan through (i) payroll deductions (After-tax Contributions), (ii) salary deferral (Pre-tax Contributions) or (iii) a combination of After-Tax and Pre-tax Contributions. KBLCOM Participants must make their contributions through Pre-tax Contributions.

   Pre-tax Contributions made to the Plan by salary deferral decrease a Participant's income for federal income tax purposes by the amount of the Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

   The maximum amount that a taxpayer may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $9,240 in 1994 and $8,994 in 1993. The maximum limit for 1995 is $9,240, to be adjusted annually thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the taxpayer's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

Participation
- -------------

   Any eligible employee of an Employer may participate in the Plan beginning on any January 1, April 1, July 1 or October 1 (Entry Dates). Prior to October 1, 1994, any eligible employee of an Employer could participate in the Plan beginning on any January 1 if he was employed by an Employer on or before the immediately preceding October 1. Ineligible employees include persons not regularly and principally employed by an Employer and leased employees. Former Participants who are reemployed by an Employer may recommence participation in the Plan immediately, their vesting service will be reinstated, and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

Distributions and Forfeitures
- -----------------------------

   A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of disability, retirement at or after the later of the Participant's attainment of age 65 or the fifth anniversary of the Participant's commencement of participation in the Plan, or death. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

           Vesting Service             Vested
           Years*                      Percentage
           ---------------             ----------

           Less than two.............       0
           Two but less than three...      20
           Three but less than four..      40
           Four but less than five...      60
           Five but less than six....      80
           Six or more...............     100
           --------

           *Generally, a vesting service year is each Plan year during which an employee completed at least 1,000 hours of service.

   Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied so as to reduce the respective Employer's subsequent contribution to the Plan. Plan forfeitures in 1994 and 1993 were approximately $97,500 and $161,000, respectively. KBLCOM Plan forfeitures in 1993 were approximately $79,400.

   A terminated Participant receives a final distribution from the Plan upon written request no later than the end of the year in which the terminated Participant attains the age of 65, or if no request is received, an automatic distribution will be made to the terminated Participant and mailed to his last known address at such time. Lump sum distributions are made for accounts which do not exceed $3,500.

Withdrawals and Loans
- ---------------------

   A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions. A KBLCOM Participant who has After-tax Contributions attributable to service before becoming a KBLCOM Participant may make an in-service withdrawal from such After-tax Contributions. Effective January 1, 1994, a Participant with less than five years of service who withdraws Basic After-tax Contributions will be suspended from Plan participation for six months.

   A Participant may borrow against amounts attributable to his Pre-tax Contributions. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan or (iii) 100% of the value of the Participant's Pre-tax Contribution account. The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years, except loans made before January 1, 1994 had to be repaid over a period of up to four years. No loan will be made for a sum less than $500.

Diversification of Investments
- ------------------------------

   A Participant who is 55 years or older and who has participated in the Plan for at least ten years has the option to diversify the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the sum of the balances of those accounts (less any amount previously transferred) to any of the other three Funds. After five years of eligibility to make such transfers, the maximum percentage increases to 50% (less any amount previously transferred). A qualified Participant may make this election annually, and elections must be made in the first 90 days of a year. Second or subsequent elections will cause transfers only to the extent the permissible election exceeds amounts previously transferred.

Termination of the Plan
- -----------------------

   The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3. FEDERAL INCOME TAXES

   No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 3, 1994 that the Plan is qualified and the trust fund (Trust) established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended
(Code). The IRS had determined that the KBLCOM Plan was qualified by letter dated July 18, 1990. Although the KBLCOM Plan was amended subsequent to that date; the Committee and the Company's counsel believe that the KBLCOM Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4. RELATED PARTY TRANSACTIONS

The Plan:
- ---------

   During 1994, the Trustee and the ESOP Trustee purchased in the open market shares of the Company's common stock for Fund A and the Allocated ESOP. The number of shares of the Company's common stock purchased and the related cost are shown below:

                                Fund A           Allocated ESOP
                         --------------------  ------------------
                         Shares      Cost      Shares     Cost
                         -------  -----------  ------  ----------
Open Market Purchases    859,185  $29,982,939  50,152  $1,799,868

   During 1993, the Trustee and the ESOP Trustee purchased shares of the Company's common stock directly from the Company for Fund A and the Allocated ESOP at prices equal to the closing price on the New York Stock Exchange on the dates the Trustee and the ESOP Trustee delivered to the Company written acceptance of the Company's offers to sell. The Company withdrew such offers effective January 1, 1994. The ESOP Trustee used cash from earnings and Employer Contributions held in the Allocated ESOP to purchase shares of the Company's common stock in the open market for the Allocated ESOP; see Note 2. The number of shares of the Company's common stock purchased and the related cost are shown below:

                                    Fund A           Allocated ESOP
                             --------------------  ------------------
                             Shares      Cost      Shares     Cost
                             -------  -----------  ------  ----------
    Direct Sales by Company
     to Trust                484,200  $22,673,275  22,600  $1,055,550

    Open Market Purchases        -0-          -0-  16,759     764,884

   During 1993, the ESOP Trustee sold in the open market 2,134 shares of the Company's common stock valued at $98,588 (cost, $79,757).

   During 1994 and 1993, the Trustee and the ESOP Trustee distributed 45,330 shares of the Company's common stock (valued at $1,840,131) and 35,667 shares of the Company's common stock (valued at $1,642,820), respectively.

   As of December 31, 1994, an aggregate of 17,028,262 shares of the Company's common stock was held by the Plan, consisting of 7,550,125 shares held by the Trustee and 9,478,137 shares held by the ESOP Trustee, including shares held in the Unallocated ESOP. As of December 31, 1993, an aggregate of 16,064,005 shares of the Company's common stock was held by the Plan, consisting of 6,632,665 shares held by the Trustee and 9,431,340 shares held by the ESOP Trustee, including shares held in the Unallocated ESOP. These shares represented 5.75% and 7.22%, respectively, of the Company's common stock outstanding at December 31, 1994 and 5.08% and 7.22%, respectively, of the Company's common stock outstanding at December 31, 1993.

   During 1994 and 1993, the Plan and the ESOP purchased and sold units of short-term investment funds managed by the Trustee and the ESOP Trustee as temporary investments, as shown below:


                       1994                       1993
             -------------------------  -------------------------
                 Plan         ESOP          Plan         ESOP
             ------------  -----------  ------------  -----------
Purchases    $135,278,761  $30,339,845  $167,686,249  $30,324,545
Sales         131,499,044   34,117,570   156,371,604   28,315,358

KBLCOM Plan:
- ------------

   During 1993, the Trustee purchased common stock directly from the Company for Fund A at a price equal to the closing price on the New York Stock Exchange on the date the Trustee delivered to the Company the KBLCOM Plan's written acceptance of the Company's offer to sell. During 1993, 32,100 shares of the Company's common stock were purchased at a cost of $1,488,975. The Trustee also purchased 4,364 shares of the Company's common stock at a cost of $199,959 in the open market.

   At December 31, 1993, the KBLCOM Plan held 100,250 shares of the Company's common stock, which represented 0.08% of the Company's outstanding common stock.

   During 1993, the KBLCOM Plan purchased $10,173,194 principal amount and sold $10,173,194 principal amount of short-term investment funds managed by the Trustee as temporary investments. During 1993, the KBLCOM Plan purchased 660 units (cost $226,834) of a fixed-income fund managed by the Trustee as an investment for Fund C.

5. BENEFITS PAYABLE

   As of December 31, 1994 and 1993, the Plan's net assets available for benefits included benefits of $3,523,683 and $3,219,798, respectively, due to Participants who had withdrawn from participation in the Plan. As of December 31, 1993, the KBLCOM Plan's net assets available for benefits included benefits of $56,690 due to KBLCOM Participants who had withdrawn from the KBLCOM Plan.

6. SUBSEQUENT EVENTS

Fourth Amendment
- ----------------

   The Plan has been amended by the Fourth Amendment to provide that, effective May 1, 1995, The Northern Trust Company (Northern Trust) replaced the Trustee and the ESOP Trustee as the trustee for the Plan. The assets of the Trust and the ESOP Trust were transferred to Northern Trust on May 1, 1995.

Amendment and Restatement of Plan
- ---------------------------------

   In April 1995, the Plan was amended and restated effective July 1, 1995 to provide for (1) the consolidation and merger of the Trust and the ESOP Trust into one trust, (2) daily valuations of Participants' accounts, (3) to provide for the addition of new investment funds and (4) certain other changes.

   The following changes to Plan provisions will become effective July 1, 1995:

   - employees of an Employer will be eligible to participate in the Plan as soon as is practicable after employment commences;

   - Participants' accounts will be valued daily;

   - the number of Funds available for Participant contributions will increase from four to seven;

   - Participants will be able to change their contribution percentages and investment options daily;

   - Participants will be able to transfer amounts attributable to past contributions among the Funds daily, except transfers involving the Company stock fund which will be allowed once every 30 days;

   - distributions will be processed weekly, except final distributions which will be processed twice a month;

   - loans will be processed weekly and a $25.00 loan origination fee will be deducted from the loan check;

   - Participants must wait 30 days after paying off a loan before requesting a new loan; and

   - Participants may withdraw amounts attributable to After-tax
     Contributions as often as desired, subject to a $500 minimum, (the six month suspension described in Note 2 is still in effect).

Sale of KBLCOM Incorporated
- ---------------------------

   In January 1995, the Company agreed to sell KBLCOM to Time Warner Inc. (Time Warner). The sale is expected to close in mid-1995. KBLCOM Participants will continue their participation in the Plan until June 30, 1995. At such time the Plan as it covers KBLCOM Participants shall be terminated and their accounts shall become fully vested and nonforfeitable. Time Warner does not currently have a qualified plan that accepts roll-over contributions. Consequently, the accounts of the KBLCOM Participants will remain in the Plan and be distributed pursuant to the provisions of the Plan as they relate to any terminated Participant. At April 30, 1995, the accounts of KBLCOM Participants totalled $12,595,000. Neither the Company nor KBLCOM nor the Committee is able to predict when such benefits will be distributed to KBLCOM Participants.

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================

                     SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994

                                                                                 CURRENT
FUND A                                                       COST                 VALUE
- ------                                                   ------------          ------------
Common Stock
- ------------

*Houston Industries (7,550,125 shares)                   $233,549,474          $268,973,203
                                                         ------------          ------------
Cash Equivalents
- ----------------

*Texas Commerce Bank Short Term Investor Money Market
  Group Fund ($2,749,029 par value)                         2,749,029             2,749,029
                                                         ------------          ------------
  TOTAL FUND A INVESTMENTS                                236,298,503           271,722,232
                                                         ------------          ------------

ALLOCATED ESOP
- --------------

Common Stock
- ------------

*Houston Industries (1,707,824 shares)                     64,069,351            60,841,230
                                                         ------------          ------------
Cash Equivalents
- ----------------

*State Street Short Term Investment Fund
  ($692,593 par value)                                        692,593               692,593
*Texas Commerce Bank Short Term Investor Money Market
  Group Fund ($5,428 par value)                                 5,428                 5,428
                                                         ------------          ------------
  Total Cash Equivalents                                      698,021               698,021
                                                         ------------          ------------
  TOTAL ALLOCATED ESOP INVESTMENTS                         64,767,372            61,539,251
                                                         ------------          ------------

FUND B
- ------

Mutual Funds
- ------------

Acorn Fund (808,174 shares)                                 8,081,968             9,892,046
Fidelity Equity-Income Fund (323,073 shares)                9,065,551             9,918,339
Harbor International Fund (318,648 shares)                  7,281,822             7,790,937
Lazard Funds International Equity Portfolio
  (413,798 shares)                                          5,396,026             4,646,947
New York Venture Fund (1,281,019 shares)                   15,986,016            14,296,177
Templeton Foreign Equity Series (654,454 shares)            7,677,454             8,416,278
Vanguard Windsor Fund (792,869 shares)                     10,221,676             9,982,225
                                                         ------------          ------------
  Total Mutual Funds                                       63,710,513            64,942,949
                                                         ------------          ------------
Common/Collective Trusts
- ------------------------

Accel Fund (665,365 units)                                  7,644,141             9,905,755
Beutel Trust (920,149 units)                               10,330,749            13,235,554
Dietche & Field Investment Trust A (656,381 units)          7,132,664            12,772,511
Oechsle International Group Trust Fund-Core-Plus
  Account (242,238 units)                                   6,359,067             7,808,334
Sarofim Equity Fund (7,685 units)                           8,108,900            12,739,689
                                                         ------------          ------------
  Total Common/Collective Trusts                           39,575,521            56,461,843
                                                         ------------          ------------

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                                                                              CURRENT
                                                                   COST        VALUE
                                                               -----------  -----------
Cash Equivalents
- ----------------

*Texas Commerce Bank Short Term Investor Money Market
  Group Fund ($752,965 par value)                                  752,965      752,965
                                                               -----------  -----------

 TOTAL FUND B INVESTMENTS                                      104,038,999  122,157,757
                                                               -----------  -----------

FUND C
- ------

U.S. Government Obligations
- ---------------------------

U.S. Treasury 4.625% note due 2/15/96
  ($590,000 par value)                                             572,623      572,206
U.S. Treasury 6.875% note due 3/31/97
  ($1,240,000 par value)                                         1,289,116    1,217,519
U.S. Treasury 6.25% note due 2/15/03
  ($3,250,000 par value)                                         2,996,094    2,939,202
                                                               -----------  -----------

  Total U.S. Government Obligations                              4,857,833    4,728,927
                                                               -----------  -----------

U.S. Government Agencies
- ------------------------

Federal Home Loan Mortgage Corp 6.50% multiclass
  series 1580-A class A due 9/15/98
  ($505,000 par value)                                             362,403      337,746
Federal National Mortgage Assn 8.50% guaranteed
  remic pass through certificate remic trust 1990-112
  class 112-E due 7/25/19 ($500,000 par value)                     300,239      284,774
Federal National Mortgage Assn 10.00% guaranteed
  mortgage pass through certificate pool #129851
  due 6/1/20 ($360,000 par value)                                  128,163      121,984
                                                               -----------  -----------

Total U.S. Government Agencies                                     790,805      744,504
                                                               -----------  -----------

Corporate Bonds and Notes
- -------------------------

Bellsouth Capital Funding 8.90% medium term note
  due 3/1/98 ($100,000 par value)                                  114,573      101,854
British Telecom Finance 9.375% guaranteed note
  due 2/15/99 ($500,000 par value)                                 542,790      519,730
Collateralized Mortgage Obligation Trust 66 8.00%
  class z due 9/20/21 ($980,000 par value)                       1,305,379    1,142,932
Export Import Bank of Japan 8.00% insc #284734 euro
  #17056 due 6/4/00 ($78,750 par value)                             74,342       76,191
Exxon Capital 6.50% note due 8/15/97
  ($500,000 par value)                                             527,370      468,400
Ford Motor Credit 8.00% note due 10/1/96
  ($500,000 par value)                                             539,950      498,350
General Electric Capital 8.70% note due 2/15/03
  ($500,000 par value)                                             583,265      511,300
Premier Auto Trust 1993-4 4.65% asset backed note
  class A-2 due 2/2/99 ($350,000 par value)                        258,684      247,176
Republic New York 9.75% subordinated note due 12/1/00
  ($500,000 par value)                                             609,435      528,780
Sears Mortgage Security 9.50% guaranteed mortgage
  pass through certificate series 86-E due 8/25/16
  ($880,000 par value)                                              50,454       48,301
Shawmut National 9.15% remic trust 1990-A home equity
  loan pass through certificate class A due 11/15/05
  ($715,000 par value)                                              40,153       38,932

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                                                                          CURRENT
                                                              COST         VALUE
                                                          ------------  ------------
Spain (Kingdom) 9.125% due 8/1/00 ($500,000 par value)         583,730       517,775
                                                          ------------  ------------

Total Corporate Bonds and Notes                              5,230,125     4,699,721
                                                          ------------  ------------

Common/Collective Trusts
- ------------------------

*Texas Commerce Bank Limited Term Bond Fund
  (1,606 units)                                                510,153       540,934
                                                          ------------  ------------

Cash Equivalents
- ----------------

*Texas Commerce Bank Short Term Investment Fund K
  ($3,771,954 par value)                                     3,771,954     3,771,954
                                                          ------------  ------------

  TOTAL FUND C INVESTMENTS                                  15,160,870    14,486,040
                                                          ------------  ------------

FUND D
- ------

Cash Equivalents
- ----------------

*Texas Commerce Bank Short Term Investor Money Market
  Group Fund ($15,666,542 par value)                        15,666,542    15,666,542
                                                          ------------  ------------

  TOTAL FUND D INVESTMENTS                                  15,666,542    15,666,542
                                                          ------------  ------------

TOTAL PARTICIPANT INVESTMENTS                              435,932,286   485,571,822
                                                          ------------  ------------

UNALLOCATED ESOP
- ----------------

Common Stock
- ------------

*Houston Industries (7,770,313 shares)                     290,095,115   276,817,401
                                                          ------------  ------------

Cash Equivalents
- ----------------

*State Street Short Term Investment Fund
  ($80,870 par value)                                           80,870        80,870
                                                          ------------  ------------

  TOTAL UNALLOCATED ESOP INVESTMENTS                       290,175,985   276,898,271
                                                          ------------  ------------

TOTAL SAVINGS PLAN INVESTMENTS                            $726,108,271  $762,470,093
                                                          ============  ============

*PARTICIPANT LOANS, 7% to 11%,
  maturing 1995 through 1999                              $ 31,547,726  $ 31,547,726
                                                          ============  ============

*Party-in-Interest

Item 27a - Schedule of Assets Held for Investment Purposes; EIN:  74-1885573;
PN:  015



                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                                      AND
                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================


              SUPPLEMENTAL SCHEDULE OF ASSETS PURCHASED AND SOLD
                     FOR THE YEAR ENDED DECEMBER 31, 1994


- ---------------------------------------------------------------------------------------------------------------------------------
           DESCRIPTION                           SHARES/                                                        SALES
                                               PAR VALUE                           COST                      PROCEEDS
- ---------------------------------------------------------------------------------------------------------------------------------
                                                  NONE

Item 27d - Schedule of Reportable Transactions; EIN:  74-1885573; PN:  015

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                                      AND
                       KBLCOM INCORPORATED SAVINGS PLAN
                       ================================


              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                        CURRENT VALUE
                                              PURCHASE      SELLING       COST OF       ON TRANSACTION    EXPENSE
         DESCRIPTION                            PRICE        PRICE         ASSET             DATE         INCURRED      NET GAIN
- -----------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS
- -------------------

None

SERIES OF TRANSACTIONS
- ----------------------

*Texas Commerce Bank:
     Short Term Investor Money Market Group
     Fund (Note 4)
       (384 Purchases)                        $121,221,270                              $121,221,270
       (205 Sales)                                          $119,182,841  $119,182,841   119,182,841

*State Street Bank & Trust Short Term
     Investment Fund:
       (41 Purchases)                           30,339,845                                30,339,845
       (40 Sales)                                             34,117,570    34,117,570    34,117,570
- --------------------------------------

*Party-in-Interest

                                   SIGNATURE
                                   ---------


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                           HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN



                                      By        /s/ D. D. Sykora
                                         ---------------------------------
                                         (D. D. Sykora, Chairman of the
                                              Benefits Committee of
                                         Houston Industries Incorporated,
                                              Plan Administrator)

June 29, 1995

                               Index to Exhibits


Exhibit
   No.                              Description
- -------  ----------------------------------------------------------------------
  1      Independent Auditors' Consent

  2      Houston Industries Incorporated Savings Plan, as Amended and Restated
         Effective as of January 1, 1994 (incorporated by reference to Exhibit
         4.5 to Post-Effective Amendment No. 1 to Form S-8 of the Company, File
         No. 33-38344)

  3      Houston Industries Incorporated Master Savings Trust, as Amended and
         Restated Effective as of January 1, 1994, between the Company and
         Texas Commerce Bank National Association (incorporated by reference to
         Exhibit 10 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  4      First Amendment to Houston Industries Incorporated Savings Plan, as
         Amended and Restated Effective January 1, 1994, effective as of April
         6, 1994 (incorporated by reference to Exhibit 99(d) to the Quarterly
         Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  5      Second Amendment to Houston Industries Incorporated Savings Plan, as
         Amended and Restated Effective January 1, 1994, effective January 1,
         1994 (incorporated by reference to Exhibit 99(f) to the Quarterly
         Report on Form 10-Q of the Company for the quarter ended September 30, 1994, File No. 1-7629)

  6      Third Amendment to Houston Industries Incorporated Savings Plan, as
         Amended and Restated Effective January 1, 1994, effective January 1,
         1994

  7      Fourth Amendment to Houston Industries Incorporated Savings Plan, as
         Amended and Restated Effective January 1, 1994, effective January 1,
         1995 and May 1, 1995

  8      Houston Industries Incorporated Savings Plan, as Amended and Restated
         Effective as of July 1, 1995 (incorporated by reference to Exhibit
         99(c) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)